As filed with the Securities and Exchange Commission on August 5, 2002

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                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549



                                   FORM N-8B-2



                           FILE NO. __________________

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                               ADAMS STREET TRUST

              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

              -----------------------------------------------------

I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

               Adams Street Trust ("Trust"). Internal Revenue Service Employer Identification Number is:

               75-6659753

          (b) Furnish title of each class or series of securities issued by the trust.

               The Trust issues only one class of securities for each series named "units of beneficial interest" ("Units").

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

               Adams Street Partners, LLC
               UBS Tower, One North Wacker
               Chicago, IL 60606

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               Trustee and Custodian for Adams Street Trust -Banc Fund VI, L.P.
               Series:

               JP MORGAN CHASE BANK 3 Chase Metro Tech Center 7th
               Floor Brooklyn, NY 11245

               Internal Revenue Service Employer Identification Number is:
               13-4994650



     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               None. The Trust's initial offering of shares is a private offering exempt from Section 4(2) of the Securities Act of 1933 ("1933 Act").

     5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               State of New York.

     6. (a) Furnish the date of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

               The Trust Agreement, dated August 2, 2002, among Adams Street Partners, LLC, as Depositor, Sponsor, Administrative Agent, and Evalulator, and JP Morgan Chase Bank, as Trustee, is applicable to the Trust, Banc Fund VI, L.P. Series (as subsequently defined in this item), and to all subsequent series of the Trust (each a "Series") formed on or subsequent to the date hereof for which their applicability and their incorporation by reference is specified in the applicable Reference Trust Agreement relating to such Series. For Banc Fund VI, whose Reference Trust Agreement is dated August 5, 2002, and each Series of the Trust to which the terms of the Trust Agreement are to be applicable, the parties to the Trust Agreement, or their respective successors, will execute a Reference Trust Agreement (or supplement or amendment to such Reference Trust Agreement) incorporating by reference the standard terms in the Trust Agreement and designating any exclusion from or exception to such incorporation by reference for the purposes of that Series or variation of the terms hereof for the purposes of that Series.

               Subscription agreements will be entered into on behalf of the Trust pursuant to which the Administrative Agent will subscribe on behalf of the Trust to a private equity limited partnership interest ("PE interests") for each Series.

               For the first Series, called the Banc Fund VI, L.P. Series ("Banc Fund VI, L.P. Series"), the PE Interests issued by the Banc Fund VI, L.P., a private investment fund, will initially make up the underlying portfolio security held within the Banc Fund VI, L.P. Series. The Banc Fund VI, L.P Series will issue 48,104,000 Units, which will represent 100% of the undivided fractional interests in the Banc Fund VI, L.P. Series.

          (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               Reference is made to the information provided in Item 6(a) above.

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

               The name of the trust has never been changed.

               Former Name: None.

               Approximate Date of Change:  None.

     8.   State the date on which the fiscal year of the trust ends.

               December 31.

MATERIAL LITIGATION

     9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
          Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

               None.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST AND GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

     10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

          (a)  Whether the securities are of the registered or bearer type.

               Registered.

          (b) Whether the securities are of the cumulative or distributive type.

               Distributive.

          (c) The rights of security holders with respect to withdrawal or redemption.

               Reference is made to the information provided in Item 10(d), below.

          (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               (1)  TRANSFER OF UNITS
                    -----------------

                    Each Unit issued by a Series of the Trust is offered under an exemption from registration under the 1933 Act and, therefore, may not be transferred to any person in a manner that would require registration under the 1933 Act. The registered holder of a Unit ("Unitholder") may transfer all, but not less than all, of its Units to a person who is a qualified purchaser for purposes of the Investment Company Act of 1940 ("Qualified Purchaser") acceptable to the Administrative Agent, in its sole discretion. Upon presentation of a written instrument or instruments of transfer in form satisfactory to the Administrative Agent and executed by the Unitholder or his authorized attorney, the Administrative Agent will record the ownership of the transferred Units by such approved transferee. The Trustee may treat the person in whose name any Unit is registered upon the books of the Trustee as the owner of such Unit and the Trustee will not be affected by any notice to the contrary, nor be liable to any person or in any way for so deeming and treating the person in whose name any Unit is so registered.

                    A sum sufficient to pay any tax or other governmental charge that may be imposed in connection with any transfer of Units must be paid by the Unitholder to the Trustee.

                    All Units canceled pursuant to the Trust Agreement and a Reference Trust Agreement will be disposed of by the Trustee without liability on its part.

                    Each Unitholder may be required to make capital contributions ("Capital Contributions") to a Series to which its subscription applies, in an aggregate amount up to its subscription amount. All payments of Capital Contributions shall be made at such times and in such amounts as are specified by the Administrative Agent in capital calls ("Capital Calls") issued from time to time, as provided in such Unitholder's subscription agreement(s). The Administrative Agent will provide prior written notice to the Trustee of the amount of each Unitholder's Capital Call and the date.

                    A Unitholder may not make less than the full amount of its Capital Contributions. In the event any Unitholder fails to pay in full any Capital Contributions or any other amount which it is required to pay to the Trust, on or before the date when any such amounts are due and payable, then the Administrative Agent will issue a written notice of such failure to the Unitholder by certified or registered mail. If the full amount of such overdue sum is not paid in full and received by the Trust (or the Administrative Agent, as the case may be) within five days from the mailing of such notice, then the Unitholder shall be deemed to be in default hereunder (a "Defaulting Unitholder").

                    The Administrative Agent, on behalf of the Series and its non-defaulting Unitholders, shall have the option, exercisable in the sole discretion of the Administrative Agent by written notice to the Defaulting Unitholder after the occurrence of such default, to charge to the Participation balance of such Defaulting Unitholder in all Series of the Trust (allocated among Series to which the Defaulting Unitholder's Subscription Amounts are allocated as determined by the Administrative Agent) an amount equal to the greater of: (1) 50% of all of such Unitholder's Capital Contributions made to date; or (ii) 50% of the net asset value of all Units of each Series allocated to the Defaulting Unitholder, determined as of the date such notice is given (the "Default Charge"). Thereafter, for all purposes the participation of such Defaulting Unitholder shall be reduced by an amount equal to the Default Charge, and the Participation of each Unitholder not in default hereunder at such time shall be increased by that portion of the Default Charge which such non-defaulting Unitholder's interest in each Series bears to the total interest of all other Unitholders in such Series not in default at such time and the Administrative Agent shall reflect such reduction and increase by appropriate reduction and increase in ownership of Units of the affected Series by the Defaulting Unitholder and other Unitholders on the registration books of the Series. Notwithstanding the foregoing: (i) the amount by which a Defaulting Unitholder's Participation is reduced as the result of the imposition of a Default Charge shall in no case exceed the positive balance of such Defaulting Unitholder's Participation immediately before the reduction; and (ii) in the event that the balance of the Defaulting Unitholder's Participation cannot be reduced by the full amount of the applicable Default Charge because of the limitation imposed by the preceding clause (i), the excess Default Charge shall be carried over to reduce the Defaulting Unitholder's Participation (and correspondingly increase the Participations of the Unitholders not in default) as soon as such reduction would be permitted under clause (i).

                    In addition to the Default Charge and other provisions described above, the Administrative Agent, in its discretion and without the consent of the Defaulting Unitholder, has the right to transfer the Units of the Defaulting Unitholder (either without, or after giving effect to, the application of the Default Charge) to a Qualified Purchaser approved by the Administrative Agent upon payment by such Qualified Purchaser to the Defaulting Unitholder of an amount equal to the Unit value of the Units to be transferred, as of the transfer date, as determined by the Evaluator. Such transfer shall vest in the transferee all of the right, title, and interest of the Defaulting Unitholder in the transferred Units.

               (2)  REDEMPTION REQUESTS
                    -------------------

                    All Unitholders make their redemption requests in writing to the Administrative Agent at 209 South LaSalle Street, Chicago, Illinois 60604-1295 and may do so by completing the form set forth as Appendix A to the Trust Agreement. The Units will be redeemed by the Trustee no later than the seventh calendar day following the day on which tender for redemption is made, provided that if such day of redemption is not a Business Day, then such Unit will be redeemed on the first Business Day prior thereto (being herein called the "Redemption Date"). Subject to payment by such Unitholder of any tax or other governmental charges which may be imposed thereon, such redemption is to be made by payment of the value of the redeemed Units calculated for the date of tender (the "Redemption Price"). A redemption request received by the Administrative Agent on any day after the Evaluation Time will be held by the Administrative Agent until the next Business Day and the Units to which such request applies will be deemed to have been tendered on such day for redemption at the Redemption Price computed on that day.

               (3)  DISTRIBUTION UPON REDEMPTION
                    ----------------------------

                    Upon receipt of a redemption request in proper form, the Administrative Agent shall direct the Trustee to make a pro rata distribution of the assets attributable to the tendered Units, subject to the Administrative Agent's obligation to avoid adversely affecting the interests of the other Unitholders of the Series, and subject to any transfer or other restrictions on such assets, as determined in the sole discretion of the Administrative Agent, such distribution to be made on the Redemption Date.

                    Such distribution to the redeeming Unitholder shall be payable in cash, cash equivalents, securities and/or other assets, with each such separate group of cash, cash equivalents, securities and/or other assets and any combination of the foregoing to be as determined in the discretion of the Administrative Agent, and with such distribution to be made on a basis that is pro rata to the interest in the assets of such Series represented by the tendered Units, to the extent practicable, unless otherwise required by law or contract. In the event the Administrative Agent determines that the registration or transfer of any asset included in the redemption distribution may not be effected by the Redemption Date, the Administrative Agent shall direct Trustee to provide evidence of beneficial ownership of such asset in such form as shall be specified to the Trustee by the Administrative Agent. No approval of the Unitholders (including the Unitholder whose Units are the subject of the redemption) shall be required prior to the making of such redemption distribution.

                    In the event the Administrative Agent determines that any asset includible in the redeeming Unitholder's pro rata share of the Series assets represented by the tendered Units cannot be transferred to such Unitholder, the asset shall be sold by the Trustee at such time and in such manner as the Administrative Agent shall direct, and the proceeds of such sale shall be paid to the redeeming Unitholder.

                    The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of any sale or distribution of Portfolio Securities or other assets made.

               (4)  SUSPENSION OF RIGHT OF REDEMPTION
                    ---------------------------------

                    The Administrative Agent may in its discretion may suspend the right of redemption for Units or postpone the date of payment of the Redemption Price beyond the Redemption Date:
                    (1) for any period during which the New York Stock Exchange is closed other than customary weekend and holiday closings or during which trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by a Series of the Portfolio Securities is not reasonably practicable or it is not reasonably practicable fairly to determine in accordance with the Trust Agreement and the Reference Trust the value of the Portfolio Securities; or (3) for such other period as the Securities and Exchange Commission may by order permit, and will not be liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

               (5)  CANCELLATION OF UNITS
                    ---------------------

                    The amount recorded in the registration books of the Trust representing Units redeemed in the manner described in this Item (10)(d) will be canceled by the Administrative Agent and the Unit or Units evidenced by such records will be terminated by such redemptions.

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               Not applicable.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.

               (1)  AMENDMENTS TO INDENTURE
                    -----------------------

                    The Trust Agreement and each Reference Trust Agreement may be amended at any time, and from time to time, by agreement of the Trustee and the Administrative Agent. Any amendments will be binding upon all persons, including, but not limited to, all Unitholders and their representatives and beneficiaries thereof. Written notice of each amendment will be mailed by the Administrative Agent to each Unitholder. Each amendment will not in any manner operate to deprive any Unitholder of its then beneficial interest in any Series.

               (2)  ELECTION OF TRUSTEE
                    -------------------

                    No Unitholder of a Series has any right to vote or in any manner otherwise control the operation and management of the Series or the Trust or the obligations of the Trustee or Administrative Agent.

               (3)  ACTIONS ON PORTFOLIO SECURITIES
                    -------------------------------

                    In the event that the Trustee will have been notified at any time of any action to be taken or proposed to be taken by holders of Portfolio Securities (including but not limited to the making of any demand, direction, request, giving of any notice, consent or waiver or the voting with respect to any amendment or supplement to any indenture, resolution, agreement or other instrument under or pursuant to which the Portfolio Securities have been issued), the Trustee will promptly notify the Administrative Agent and will thereupon take such action or refrain from taking any action as the Administrative Agent will direct; provided, however, that if the Administrative Agent will not, within five Business Days of the giving of such notice to the Administrative Agent direct the Trustee to take or refrain from taking any action, the Trustee will take such action as it, in its sole discretion, will deem advisable and will have no liability for any loss or depreciation resulting therefrom.

                    In the event that an offer by the issuer of any of the Portfolio Securities will be made to issue new securities, or to exchange securities, for Portfolio Securities, the Administrative Agent will direct the Trustee to accept or reject such offer. However, should any issuance, exchange or substitution be effected notwithstanding any rejection or without an initial offer, any securities, cash and/or property received will be deposited hereunder and will be retained or sold, if securities or property, by the Trustee in the manner directed by the Administrative Agent, provided that no securities or property will be retained if the Trustee will determine that such retention will be unduly burdensome or adversely affect its duties and responsibilities as custodian hereunder. The cash received in any such exchange and cash proceeds of any such sales will be credited to principal.

                    Neither the Administrative Agent nor the Trustee will be liable to any person for any action or failure to take action as described by this Item (10)(f)(C).

          (g)  Whether security holders must be given notice of any change in:

               (1)  the composition of the assets in the trust.

                    Reference is made to the information provided in Item (16) below.

               (2) the terms and conditions of the securities issued by the trust.

                    If the Administrative Agent elects to cause the Units of a Series to be registered under the 1933 Act, then the
                    Administrative Agent will give written notice to all Unitholders of its intention to effect such registration and the procedures such Unitholders will follow.

               (3)  the provisions of any indenture or agreement of the trust.

                    The Administrative Agent will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

               (4)  the identity of the depositor, trustee or custodian.

                    Written notice of any resignation or removal of the Trustee and appointment of a successor trustee is to be mailed to each Unitholder.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)  the composition of the assets of the trust.

                    Reference  is  made  to the  information  provided  in  Item
                    (10)(f).

               (2) the terms and conditions of the securities issued by the trust.

                    Reference  is  made  to the  information  provided  in  Item
                    (10)(f).

               (3)  the provisions of any indenture or agreement of the trust.

                    Reference  is  made  to the  information  provided  in  Item
                    (10)(f).

               (4)  the identity of the depositor, trustee or custodian.

                    Reference  is  made  to the  information  provided  in  Item
                    (10)(f)(B).

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

               None.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

          The Portfolio Securities of each Series of the Trust will be comprised of PE Interests, which are private equity interests in a limited partnership (such as the Banc Fund VI, L.P.), securities distributed in-kind by a limited partnership issuer of PE Interests, and money market fund securities and cash equivalent securities. Each Series also may hold cash from time-to-time.

          With respect to the Banc Fund VI Series, the Administrative Agent will subscribe to Banc Fund VI, L.P. on behalf of the Banc Fund VI, L.P. Series, which will make up the underlying Portfolio Security held within the Banc Fund VI, L.P. Series. The Banc Fund VI, L.P. Series of the Trust will issue 48,104,000 Units, which will represent 100% of the undivided fractional interests in the Banc Fund VI, L.P. Series.

     12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (a)  Name of company.

          (b)  Name and principal business address of depositor.

          (c)  Name and principal business address of trustee or custodian.

          (d)  Name and principal business address of principal underwriter.

          (e) The period during which the securities of such company have been the underlying securities.

               Not applicable.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

     13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A)  the nature of such load, fee, expense or charge;

               (B)  the amount thereof;

               (C) the name of the person to whom such amounts are paid and his relationship to the trust; and

               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                    Not applicable.

          (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

               Not applicable.

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

               Not applicable.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

               Not applicable.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item (13)(a) which may be paid by security holders in connection with the trust or its securities.

               Not applicable.

          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item (13)(a) or (13)(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               No.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          The Trust was created under the laws of the State of New York pursuant to the Trust Agreement and Reference Trust Agreement, dated August 5, 2002. With respect to the Banc Fund VI Series, the Administrative Agent will subscribe to Banc Fund VI, L.P. on behalf of the Banc Fund VI, L.P. Series, which will make up the underlying Portfolio Security held within the Banc Fund VI, L.P. Series. The Banc Fund VI, L.P. Series of the Trust will issue 48,104,000 Units, which will represent 100% of the undivided fractional interests in the Banc Fund VI, L.P. Series.

          The PE Interests and other Portfolio Securities will be registered in the name of the Trustee, as nominee for the Trust. The Trustee and the Administrative Agent are irrevocably authorized to effect registration of the PE Interests and other Portfolio Securities in the name of the Trust.

          The Administrative Agent will maintain a register of the name and address of each Unitholder and the number of Units held by them and a record of all transfers and redemptions thereof.

     15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          A prospective investor will provide the Administrative Agent a written Subscription Agreement in such form as the Administrative Agent will deem appropriate, setting forth its commitment to contribute capital to the Series specified therein (the "Subscription Amount"), and representing that it is fully aware of the nature and purpose of the Trust and such Series, and that it is financially able to invest in such Series. The Subscription Agreements of Unitholders may differ as to their terms from the Subscription Agreements of other Unitholders, including but not limited to such terms as investment guidelines, restrictions and commitment period.

          Each prospective investor's subscription for Units of a Series will be accepted (or rejected) by the Administrative Agent on or before the date of the Reference Trust Agreement applicable to such Series (the "Series Commencement Date"), and each Unitholder's obligations under its Subscription Agreement will commence as of the Series Commencement Date.

     16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          (1)  INITIAL SUBSCRIPTION OF SECURITIES
               ----------------------------------

               With respect to the Banc Fund VI Series, the Administrative Agent will subscribe to Banc Fund VI, L.P. on behalf of the Banc Fund VI, L.P. Series, which will make up the underlying Portfolio Security held within the Banc Fund VI, L.P. Series. Subsequent Series will similarly invest in interests of a single limited partnership or other private equity investment ("PE Interest").

               The  PE  Interests  and  other   Portfolio   Securities  will  be
               registered  in the  name  of  the  Trust.

               Each Series may also receive distributions of securities in-kind from the limited partnership issuers of the PE Interests, which may be sold and, if so, and the proceeds from the sale placed into the Cash Account. The in-kind securities distributed from the limited partnership issuers of the PE Interests will be registered in the name of the Trust.

          (2)  SELLING SECURITIES OF THE TRUST
               -------------------------------

               The Administrative Agent may direct the Trustee to sell any Portfolio Securities at a price and time and in such manner as deemed appropriate in the sole discretion of the Administrative Agent, if the Administrative Agent will have determined with respect to such Portfolio Securities that any one or more of the following conditions exist:

               (a) that there has been a default on such Portfolio Securities in the payment of principal or interest, or both, when due and payable;

               (b) that any materially adverse action or proceeding has been instituted at law or in equity seeking to restrain or enjoin the declaration or payment of anticipated dividends on any such Portfolio Securities or that there exists any other materially adverse legal question or impediment affecting such Portfolio Securities or the declaration or payment of dividends on the same;

               (c) that there has occurred any breach of covenants or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends or the payment of debt service on such Portfolio Securities; and

               (d) that the price of any such Portfolio Securities had declined to such an extent, or such other materially adverse credit or performance factor exists, so that in the opinion of the Depositor the retention of such Portfolio Securities would be detrimental to such Trust and to the interest of the Unitholders.

               The Trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any sale made pursuant to such direction or by reason of the failure of the
               Administrative Agent to give any such direction, and in the absence of such direction the Trustee will have no duty to sell or liquidate any Portfolio Securities.

          (3)  ADDITIONAL INSTANCES WHERE SECURITIES MAY BE SOLD
               -------------------------------------------------

               The Trustee will also have the power to sell Portfolio Securities of a Series, including PE Interests, to meet redemption requests, and securities distributed in-kind by the limited partnership issuers of PE Interests.

     17. (a) Describe the procedure with respect to withdrawal or by security holders.

               Reference is made to the information provided in Item (10)(d) above.

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               Reference is made to the information provided in Item (10)(d) above.

          (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               All  redeemed  Units  will be  canceled.

     18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          (1)  COLLECTION OF INCOME ON SECURITIES
               ----------------------------------

               For purposes of accounting, there will be allocated to the income of each Series all interest, dividends and other receipts and accruals which the Administrative Agent will determine to constitute income of such Series. Dividends declared but not collected upon a stock which, if sold, would be sold ex-dividend will be accrued. There will be allocated to income of each Series such portion of stock dividends, rights and extraordinary or liquidating dividends received or accrued, whether payable in cash or securities, as the Administrative Agent will determine to be properly allocable to the income of such Series. There will be charged against the income of each Series all income distributions, all accrued items and all expenses, taxes and assessments paid or accrued which the Administrative Agent will determine to be chargeable to the income of such Series.

          (2)  DISTRIBUTIONS
               -------------

               The income of each Series will be added to the principal of such Series and, when and as directed by the Administrative Agent, may be invested and reinvested as a part thereof prior to distribution.

               As directed by the Administrative Agent, the Trustee will make distributions of funds held in the Cash Account. For each distribution, the Administrative Agent will specify to the
               Trustee:  (i) the amount to be distributed to each Unitholder and
               (ii) the Distribution and Record Dates. The Trustee will rely conclusively on the information provided by the Administrative Agent and will have no liability for any error therein.
               Notwithstanding the foregoing, the Trustee will have no obligation to distribute amounts in excess of the cash balance on hand in the Cash Account on the Distribution Date.

               Unless otherwise specified by the Administrative Agent and consented to by the Trustee, all distributions will be made by check directed to the post office address of the Unitholder appearing on the books of the Administrative Agent and specified to the Trustee.

               Unitholders of record on the books of the Administrative Agent at the close of business on the Record Day specified by the Administrative Agent will be entitled to the distribution made on the related Distribution Day, and no liability will attach to the Administrative Agent or Trustee by reason of payment to or on the order of any such Unitholder.

          (3)  DISTRIBUTION STATEMENTS
               -----------------------

               Together with any distribution to Unitholders, the Trustee will provide a statement of the amount being distributed.

               (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    Not applicable.

               (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

                    The Trustee or Administrative Agent may establish a reserve account for the Trust and its Series (the "Reserve Account"). From time to time, the Trustee shall credit to the Reserve Account amounts withdrawn from the Cash Account that, in its discretion or as directed by the Administrative Agent, shall be deemed necessary to establish a reserve for
                    (a) applicable taxes, governmental charges or other similar expenses payable from the Series or (b) the distribution to a specific class or classes of former or current Unitholders of material amounts received by the Series in connection with the resolution of an extraordinary event affecting a security held by the Series. The Trustee shall not be required to distribute to the Unitholders any of the amounts in the Reserve Account; provided that any amounts which the Trustee and the Administrative Agent determine are no longer necessary to be reserved shall be redeposited into the accounts from which those amounts were withdrawn.

               (d)  Submit  a  schedule   showing  the   periodic   and  special
                    distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                    Not applicable.

     19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

          (A)  RECORDS OF TRANSACTIONS OF TRUST,  ANNUAL  ACCOUNTANT  STATEMENTS
               -----------------------------------------------------------------
               AND STATE/FEDERAL REPORTS
               -------------------------

               The Administrative Agent and the Trustee (but the Trustee's responsibility will extend solely to the records of its custody accounts) will maintain such books and records as are required under the Investment Company Act of 1940 and other applicable law and regulations. The Administrative Agent will keep a certified copy or duplicate original of this Trust Agreement on file at its office which, together with a current list of the assets of each Series will be open to inspection by any Unitholder of the relevant Series at all reasonable times during the Administrative Agent's usual business hours.

               The Administrative Agent will maintain a record of the Units of each Series allocated to each Unitholder which will include the name and address of the record owner of the Units. The
               Administrative Agent will also maintain records showing the aggregate Subscription Amounts of Unitholders of each Series and the actual amounts contributed to each Series by each Unitholder.

               The Administrative Agent will keep books recording all transactions of each Series. As of the close of each year ending on December 31, or as of the close of such other fiscal year which the Administrative Agent may from time to time designate, and as of the date of the termination of each Series, the Administrative Agent will file a written account with each representative of a Qualified Purchaser which was a participant in a Series during the period addressed by the account, in such form as the Administrative Agent may determine, setting forth all investments, receipts, disbursements, distributions and other transactions of such Series as of the close of such period.

               At least once each year, the Administrative Agent will cause an audit to be made of each Series by a certified public accountant selected by the Administrative Agent. A copy of such report of audit will be available at the office of the Administrative Agent for inspection by any Representative and will be furnished to any Representative on request.

          (B)  ANNUAL DISTRIBUTION STATEMENTS
               ------------------------------

               The Administrative Agent will prepare and file applicable tax returns for each Series and will prepare, distribute and file required tax reports to the Unitholders. The Administrative Agene will notify the Trustee of any taxes or other amounts required to be withheld from distributions made Unitholders and will remit, or direct the Trustee to remit, the same to the taxing authorities.

               Reference  is also  made to the  information  provided  in  Items
               (10)(g), (16)(B) and (18)(a) above, and Items (20)(b) and (24)(B)
               below regarding other reports and information that must be provided to Unitholders.

     20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

          (a)  Amendments to such indenture or agreement.

               Reference is made to the information  provided in Items 10(f) and
               (10)(g) above.

          (b) The extension or termination of such indenture or agreement.

               The Administrative Agent, in its discretion and without advance notice to anyone, may direct the Trustee to terminate any Series of the Trust at any time. Notice of such termination will be mailed to all Representatives.

               A Series will terminate upon the Mandatory Termination Date of that Series, or upon the maturity, sale or other disposition as the case may be of the last Portfolio Security held by the Series, unless sooner terminated as specified herein.

               The Trust and Trust Agreement will terminate upon the Mandatory Termination Date of the last existing Series, or upon the maturity, sale or other disposition as the case may be of the last Portfolio Security held by that Series, unless sooner terminated as specified herein and the making of its final liquidating distribution.

          (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               The Trustee or any trustee or trustees hereafter appointed may resign and be discharged of a Trust created by this Trust Agreement, by executing an instrument in writing resigning as Trustee of such Trust and filing same with the Administrative Agent and mailing a copy of a notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such instrument when such resignation is to take effect. Upon receiving such notice of resignation, the Administrative Agent will promptly appoint a successor trustee as hereinafter provided, by written instrument, in duplicate, one copy of which will be delivered to the resigning Trustee and one copy to the successor trustee. The Administrative Agent may at any time remove the Trustee, with or without cause, and appoint a successor trustee by written instrument, in duplicate, one copy of which will be delivered to the Trustee so removed and one copy to the successor trustee. Notice of such resignation or removal of a trustee and appointment of a successor trustee will be mailed by the successor trustee, promptly after its acceptance of such appointment, to each Unitholder then of record.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed. Reference is made to the information provided in Item (20)(c) above.

               Any successor trustee appointed hereunder will execute, acknowledge and deliver to the Administrative Agent and to the retiring Trustee an instrument accepting such appointment hereunder, and such successor trustee without any further act, deed or conveyance will become vested with all the rights, powers, duties and obligations of its predecessor hereunder with like effect as if originally named Trustee herein and will be bound by all the terms and conditions of this Trust Agreement. No successor trustee will be liable for the acts or omissions of its predecessor. Upon the request of such successor trustee, the

               Administrative Agent and the retiring Trustee will, upon payment of any amounts due the retiring Trustee, or provision therefor to the satisfaction of such retiring Trustee, execute and deliver an instrument acknowledged by it transferring to such successor trustee all the rights and powers of the retiring Trustee; and the retiring Trustee will transfer, deliver and pay over to the successor trustee all Securities and moneys at the time held by it hereunder, together with all necessary instruments of transfer and assignment or other documents properly executed necessary to effect such transfer and such of the records or copies thereof maintained by the retiring Trustee in the administration hereof as may be requested by the successor trustee, and will thereupon be discharged from all duties and responsibilities under this Trust Agreement.

               In case at any time the Trustee will resign and no successor trustee will have been appointed and have accepted appointment within thirty days after notice of resignation has been received by the Administrative Agent, the retiring Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

               Any entity into which any trustee hereunder may be merged or with which it may be consolidated, or any entity resulting from any merger or consolidation to which any trustee hereunder will be a party, will be the successor trustee under this Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties hereto, anything herein, or in any agreement relating to such merger or consolidation, by which any such trustee may seek to retain certain powers, rights and privileges theretofore obtaining for any period of time following such merger or consolidation to the contrary notwithstanding.

               Any resignation or removal of the Trustee and appointment of a successor trustee will become effective upon acceptance of appointment by the successor trustee. The Trustee's and each successor trustee's right to indemnification will survive its resignation or removal.

               The Trustee will be a corporation organized and doing business under the laws of the United States or any state thereof, which is authorized under such laws to exercise corporate trust powers and having at all times and aggregate capital, surplus, and undivided profits of not less than $5,000,000.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               The Depositor may resign and be discharged hereunder, by executing an instrument in writing resigning as Depositor, and filing the same with the Trustee not less than 60 days before the date specified in such instrument when such resignation is to take effect. Upon receiving such notice of resignation, the Trustee may: (1) appoint a successor Depositor who shall act hereunder in all respects in place of such Depositor which successor shall be satisfactory to the Trustee, and which may be compensated at rates deemed by the Trustee to be reasonable under the circumstances, by deduction ratably from the assets of the affected Series, but no such deduction shall be made exceeding such reasonable amount as the Securities and Exchange Commission may prescribe in accordance with Section 26(a)(2)(C) of the Investment Company Act of 1940, or (2) terminate and liquidate the affected Series. Notice of such resignation and appointment of a successor Administrative Agent will be mailed by the Depositor to each Unitholder then of record.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               Any successor Depositor appointed hereunder will execute, acknowledge and deliver to the Trustee an instrument accepting such appointment hereunder, and such successor Depositor will thereupon become vested with all the rights, powers, duties and obligations of its predecessor hereunder with like effect as if originally named Depositor herein and will be bound by all the terms and conditions of this Trust Agreement.

               Any corporation into which the Depositor hereunder may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Depositor hereunder will be a party, will be the successor Depositor under this Trust Agreement without the execution or filing of any paper, instrument or further act to be done on the part of the parties hereto, anything herein, or in any agreement relating to such merger or consolidation, by which the Depositor may seek to retain certain powers, rights and privileges theretofore obtaining for any period of time following such merger or consolidation, to the contrary notwithstanding.

     21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               Not applicable.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such agreements or arrangements with security holders.

               (2)  The rate of interest payable on such loans.

               (3)  The period for which loans may be made.

               (4)  Costs or charges for default in repayment at maturity.

               (5)  Other material provisions of the agreement or arrangement.

               Not applicable.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

     22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          (A)  LIABILITY OF DEPOSITOR
               ----------------------

               The Administrative Agent shall be a fiduciary with respect to the Unitholders, including but not limited to, in all its directions with the sale and purchase of Portfolio Securities. Provided that the Administrative Agent has fulfilled its fiduciary duties, and the Depositor or Sponsor has fulfilled its fiduciary duty, if any, neither the Administrative Agent, Depositor or Sponsor shall have any liability to the Unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Trust Agreement and Reference Trust Agreements or for errors in judgment, but shall be liable only for its own negligence, lack of good faith or willful misconduct. The
               Administrative Agent, Depositor and Sponsor may rely in good faith on any paper, order, notice, list, affidavit, receipt, opinion, endorsement, assignment, draft or any other document of any kind prima facie properly executed and submitted to it by the Trustee, counsel, or any other persons pursuant to the Trust Agreement and Reference Trust Agreements and in furtherance of its duties.

          (B)  LIABILITY OF TRUSTEE
               --------------------

               The liabilities of Trustee are defined as follows:

               The Trustee will be under no liability for any action taken in good faith on any appraisal, paper, order, list, demand, request, consent, affidavit, notice, opinion, direction, evaluation, endorsement, assignment, resolution, draft or other document, whether or not of the same kind, prima facie properly executed, or for the disposition of moneys or other assets of any Series pursuant to this Trust Agreement, or otherwise, except by reason of its own gross negligence, lack of good faith or willful misconduct, provided, that in no event will the Trustee be responsible for consequential damages of any persons regardless of whether such damages may be foreseeable, and provided further, that the Trustee will not in any event be liable or responsible for any evaluation made by the Evaluator. The Trustee may construe any of the provisions of this Trust Agreement, insofar as the same may appear to be ambiguous or inconsistent with any other provisions hereof, and any construction of any such provisions hereof by the Trustee in good faith will be binding upon the parties hereto.

          (C)  LIABILITY OF SUBSCRIBER TO PE INTERESTS
               ---------------------------------------

               The Trust as subscriber to private equity limited partnership interests is obligated for the capital contributions to the PE Interest contained within a Series.

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Not applicable.

     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

          The Evaluator will determine and, if requested by it, the Trustee, on any Business Day as of the Evaluation Time next following the tender of a Unit for redemption, on such quarterly dates specified by the Administrative Agent, and on any other Business Day which is requested by the Administrative Agent or the Trustee (each such day being referred to as a "Valuation Date"), the value of each issue of Portfolio Securities in U.S. dollars.

          The Evaluator will determine the net asset value of the Portfolio Securities as of the Evaluation Time on the basis of the following approved valuation methodology. The value of any Portfolio Security will be the market value thereof, as determined by the Evaluator. In the case of Portfolio Securities (other than government obligations of the U.S. and foreign (non-U.S.) Securities) listed on any generally recognized stock exchange, the value will be determined by taking the last sale price of each Portfolio Security reported by any such exchange for the Valuation Date. If no sale has been reported on an exchange for that day, and for the purpose of determining the value of an unlisted Portfolio Security, the closing bid price on such day will be used; but if the closing bid price does not, in the opinion of the Evaluator, fairly indicate the true value of a Portfolio Security, if there is no bid price or if no exchange quotation is available, then the Evaluator may use a quotation from a reputable broker or investment banker or such other information as in its judgment may be useful or necessary in determining the value, including without limitation, a formula computation. The Evaluator may rely on sales and bid prices reported in newspapers of general circulation published in Chicago or New York, in standard financial periodicals, in the records of any recognized exchange, or as provided by a pricing service.

          The fair market value of any Portfolio Security, whether listed or unlisted, for which a market quotation is available, but which has any restrictions on its sale or transfer free of all restrictions to any purchaser, will be determined in accordance with the foregoing paragraph, less an appropriate discount. Such discount will be determined in good faith by the Evaluator, giving due consideration to the nature and length of time of such restriction and the relative volatility of the market price of such Portfolio Security.

          The value of any Portfolio Security for which a market quotation is not readily available, excluding PE Interests, will be its cost; provided however, that the Evaluator will adjust such cost value to reflect any bona fide third party transactions in such Portfolio Security, between knowledgeable investors, of which the Evaluator has knowledge. In the absence of any such third party transactions, if in the opinion of the Evaluator, such cost value does not fairly indicate the true value of such Portfolio Security, then the Evaluator may use such other information as in its judgment may be useful or necessary in its good faith determination of value.

          In determining the fair market value of PE Interests or interests in similar entities, including non-U.S. limited partnerships or entities which are held as a Portfolio Security in a Series, the Evaluator may consider and rely upon the financial statements of the limited partnership or entity provided to it and accept such valuations as are placed on the interests by the general partner or manager of such entity and reflected in the financial statements of such limited partnership or other entity, or, if in the opinion of the Evaluator, such valuation does not fairly indicate the true value of the interest, then the Evaluator may use such other information as in its judgment may be useful or necessary in its good faith determination of value, including the estimated period of time during which such PE Interests will not be freely marketable, the estimated expenses, if any, to the Series of registering or otherwise qualifying such PE Interests for public sale, and any other factors affecting the issuer of the PE Interests.

          The value of negotiable obligations of the U.S. will be the bid price on the Valuation Date.

          A Portfolio Security purchased, the purchase price of which will not have been paid, will be included for valuation purposes as a Portfolio Security held, and the purchase price, including broker's commissions and other expenses, will be treated as a liability of the Series.

          A Portfolio Security sold but not delivered pending receipt of the proceeds will be valued at the net sales price.

          In determining the market value of any foreign (non-U.S.) Portfolio Security in any Series, the Evaluator may, in its discretion, rely upon the price quote of a Portfolio Security maintained or reported by any foreign stock exchange. If such price quote does not, in the opinion of the Evaluator, fairly indicate the true value of a Portfolio Security, or if there is no price quote available, then the Evaluator may use a quotation from a reputable broker or investment banker, either foreign or domestic, or such other information as in its judgment may be useful or necessary in determining value. Since all values of Securities are to be expressed in terms of currency of the U.S., the Evaluator may, in its discretion, rely upon any currency exchange rates maintained or reported by any one or more of the following: a reputable domestic or foreign bank, broker or investment banker; the mean of the marking rate as quoted by a foreign stock exchange; or any other competent currency exchange rate source deemed to be such by the Evaluator.

          On each day on which the Evaluator makes an evaluation of Portfolio Securities, it will also determine the value of the Series and of its Units. The value of the Series will be the aggregate of (i) the cash on hand in such Series, (ii) the value of the Portfolio Securities in such Series, and (iii) the net value of all accrued credits to, charges against and liabilities of such Series. The net asset value of each issued and outstanding Unit of any Series as of a Valuation Date will be determined by dividing the value of the net assets of the Series by the total number of Units of such Series outstanding as of the Valuation Date; provided, however, that fractions of a cent per Unit may be omitted.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          The Depositor is a limited liability company organized under the laws of Delaware. The Depositor was formed on September 13, 2000.


     26. (a) Furnish the following information with respect to all fees received by the depositor of the trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

               (1)  The nature of such fee or participation.

                    Not applicable.

               (2)  The name of the person making payment.

                    Not applicable.

               (3) The nature of the services rendered in consideration for such fee or participation.

                    Not applicable.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    Not applicable.

     27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has caused to act in such named capacities, state the date of and circumstances surrounding such cessation.

          The Depositor is registered with the Securities and Exchange Commission as an investment adviser. The Depositor is the general partner for Adams Street Partnership Fund - 2002 U.S. Fund, L.P. and the investment adviser for Brinson Partnership Fund - 2002 Primary Fund, L.P. and the UBS Global Asset Management Trust Company as Trustee of The Brinson Partnership Fund Trust - 2002 Primary Fund.

          The Depositor is a leading private equity investment firm, providing both partnership and direct investment services to institutional clients. The Depositor is a newly formed independent, employee-owned entity as of January 1, 2001, resulting from a spinout of the Private Equity Group of Brinson Partners, Inc. Brinson Partners, Inc. was organized in 1989 when it acquired the institutional asset management business of First Chicago Investment Advisors, NA. In 1995, Brinson Partners, Inc. and Swiss Bank Corporation (SBC) combined their international institutional investment management organizations into a single investment management business. Union Bank of Switzerland and SBC subsequently merged on June 29, 1998. As of April 8, 2002, Brinson Partners, Inc. changed its name to UBS (Americas). The Depositor is headquartered in Chicago and has an office in London.

          The Depositor is one of the largest managers of private equity partnership investments in the United States with one of the longest histories. Together with its predecessor organizations, the Depositor has been investing in private equity partnerships since 1979 and managing direct investments in private equity since 1972.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               Ownership of all securities of the depositor:

               Adams Street Associates, L.P. owns 75.1% or more of the outstanding interests of the Depositor. Adams Street Associates, L.P. is owned by the employees of the Depositor. UBS Global Asset Management (Americas) Inc. owns 24.9% of the Depositor. UBS AG, Zurich, Switzerland, is the parent company of UBS Global Asset Management (Americas) Inc.

               Ownership of securities of the trust:

               The Administrative Agent on behalf of the Adams Street Trust - Banc Fund VI, L.P. Series the initial Series, will subscribe to beneficial interests in the Banc Fund VI, L.P. Subsequent Series will make investments in limited partnerships that are similar to the Banc Fund VI, L.P.

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               KEVIN T. CALLAHAN, Vice President, Assistant Secretary and Partner, Adams Street Partners, LLC (2001-present); Director, Brinson Partners, Inc. (1994-2000); Manager, Arthur Anderson & Co. (1987-1994).

               T. BONDURANT FRENCH, Chief Executive Officer, President, Chairman of the Board and Investment Committee member, Adams Street Partners, LLC (2001-present); Managing Director, Brinson Partners, Inc. (1980-2000).

               ELISHA P. GOULD, Vice President, Partner and Investment Committee member, Adams Street Partners, LLC (2001-present); Executive Director, Brinson Partners, Inc. (1994-2000); Senior Associate, Trinity Ventures (1990-1994).

               WILLIAM J. HUPP, Vice President, Chief Financial Officer and Partner, Adams Street Partners, LLC (2001-present); Partner, KPMG LLP, (1980-2000).

               MICHAEL J. JACOBS, Vice President, Secretary, and Partner, Adams Street Partners, LLC (2001-present); Partner, Brinson Partners, Inc. (1989-2000); District Attorney, U.S. Treasury Department (1986-1989).

               QUINTIN I. KEVIN, Vice President, Assistant Treasurer and Partner, Adams Street Partners, LLC (2001-present); Director, Brinson Partners, Inc. (2000-2001); Assurance Senior Manager, KPMG LLP (1993-2000).

               KELLI L. MARKS, Vice President and Partner, Adams Street Partners LLC (2001-present); Executive Director, Brinson Partners, Inc. (1992-2000); Self Employed Consultant (1989-1992).

               DENNIS  P.  MCCRARY,  Vice  President,   Partner  and  Investment
               Committee member, Adams Street Partners, LLC (2002-present); Managing Director, Bank of America (1981-2002).

               JOAN  W.  NEWMAN,  Vice  President  and  Partner,   Adams  Street
               Partners, LLC (2001-present); Senior Vice President, Bank of America (1977-1999).

               HANNEKE SMITS, Investment Committee member, Adams Street Partner, LLC (2001-present); Partner, Adams Street Partner, Ltd.
               (2001-present); Executive Director, Brinson Partners, Inc. (1997-2000); Director, Pantheon Venture Ltd (1992-1997).

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          Not applicable.

CONTROLLING PERSONS

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

          Reference is made to Item 28(a).

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

     COMPENSATION OF OFFICERS OF DEPOSITOR

     31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

               Not applicable.

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

               Not applicable.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable.

     COMPENSATION OF DIRECTORS

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: (a) The aggregate direct remuneration to directors;

               Not applicable.

               (b) Indirectly or through subsidiaries to directors.

               Not applicable.

     COMPENSATION TO EMPLOYEES

     33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

     COMPENSATION TO OTHER PERSONS

     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable.

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES DISTRIBUTION OF SECURITIES

     35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          No public sales of the Units of any of the Series of the Trust are currently being made nor are public sales of Units presently proposed to be made. Units of Series will be sold in private offerings pursuant to Section 4(2) of the 1933 Act.

     36. If sales of the trust's securities have at any time since January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

          Not applicable.

     37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1)  Name of officer, agency or body.

                    Not applicable.

               (2)  Date of denial.

                    Not applicable.

               (3)  Brief statement of reason given for denial.

               Not applicable.

          (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)  Name of officer, agency or body.

                    Not applicable.

               (2)  Date of revocation.

                    Not applicable.

               (3)  Brief statement of reason given for revocation.

                    Not applicable.

     38. (a) Furnish a general description of the method of distribution of securities of the trust.

               Reference is made to Item (10)(d)(A) and Item (35).

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               Not applicable.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

               Not applicable.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               Not applicable.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               Not applicable.

     40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    Not applicable.

     41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Not applicable.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

     42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

               Not applicable.

     43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable.

OFFERING PRICES OF ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

               (1) The source of quotations used to determine the value of portfolio securities. Reference is made to the information provided in Item 24.

               (2) Whether opening, closing, bid, asked or any other price is used. When a market is being made in a Portfolio Security, the Evaluator generally use the average of the bid and asked price at the close of the applicable market to value the security.

                    Whether price is as of the day of sale or as of any other time.

                    Reference is made to the information provided in Item 24(A).

               (3) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    Reference is made to the information provided in Item 24(A).

               (4) Other items which registrant adds to the net asset value in computing offering price of its securities.

                    Reference is made to the information provided in Item 24(A).

               (5)  Whether adjustments are made for fractions:

                    (i) before adding distributor's compensation (load) and Not applicable.

                    (ii) after adding distributor's compensation (load).

                                            Not applicable.

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Not applicable.

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Not applicable.

     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

          (a)  By whose action redemption rights were suspended.

               Not applicable.

          (b) The number of days' notice given to security holders prior to suspension of redemption rights.

               Not applicable.

          (c)  Reason for suspension.

               Not applicable.

          (d)  Period during which suspension was in effect.

               Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

     46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.

                    Reference is made to the information provided in Item 24.

               (2) Whether opening, closing, bid, asked or any other price is used.

                    Reference is made to the information provided in Item 24.

               (3) Whether price is as of the date of sale or as of any other time.

                    Reference is made to the information provided in Item 24.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

                    Reference is made to the information provided in Item 24.

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                    Reference is made to the information provided in Item 24.

               (6)  Whether adjustments are made for fractions.

                    Reference is made to the information  provided in Items (10)
                    (d) and (24).

          (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

               Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Reference is made to information provided in answers to Item (10)(d), Item (14) and Item (16) above.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust:

          (a)  Name and principal business address.

               The  Trustee  is  JPMORGAN   CHASE  BANK,   with  its   principal
               administrative office located at 3 Chase Metro Tech Center, 7th Floor Brooklyn, NY 11245.

          (b)  Form of organization.

               The Trustee is a corporation.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

               New York

          (d) Name of governmental supervising or examining authority. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          For its ordinary custody services provided to each Series under the Trust Agreement, the Trustee shall be paid by the Administrative Agent the custody fees the Trustee is entitled to receive with respect to the Trust or any Series in accordance with a fee schedule set forth in a global custody agreement between the parties. Neither the Evaulator nor the Administrative Agent shall charge a fee to the Trust or any Series for services provided under this Trust Agreement.

     50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          The Trustee will charge each Series all reasonable expenses and disbursements incurred hereunder in connection with such Series (other than expenses borne by the Administrative Agent), including without limitation, the cost, expenses and fees of litigation, attorneys, agents and custodians incurred by it in the administration of such Series, and shall be entitled to such reasonable compensation as it shall determine for extraordinary services, and may allocate such expenses, disbursements and compensation among the Series of the Trust in such manner as the Trustee, in its sole discretion, shall determine. Any and all taxes levied or assessed upon or in respect of any Series, or on the income thereof, shall be charged to such Series.

          To the extent the assets of the Series are inadequate to reimburse the expenses of the Trustee, the participants will make Capital Contributions at such times and in such amounts as are specified by the Administrative Agent in Capital Calls issued from time to time, as provided in such Participant's Subscription Agreement. To the extent the Participants' Capital Contributions are inadequate to reimburse the expenses of the Trustee, the Administrative Agent will pay the remainder of such Trustee expenses.

          The Trustee shall be indemnified ratably by the affected Series and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the Trust and each Series thereof, including the costs and expenses (including counsel fees and disbursements) of defending itself against any claim of liability in the premises. If the cash balance of the Income and Principal Accounts of the affected Series shall be insufficient to provide for amounts payable to the Trustee pursuant to this Section or otherwise hereunder, the Trustee shall have the power to sell Portfolio Securities and to apply the proceeds of any such sale in payment of amounts due it. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of any such sale. Any moneys payable to the Trustee under this Trust Agreement shall be secured by a lien on the affected Series prior to the interest of the Unitholders.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

          (b)  The types of policies and whether individual or group policies.

          (c)  The types of risks insured and excluded.

          (d)  The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

          (f)  The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premium to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               Not applicable.

VII. POLICY OF REGISTRANT

     52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Reference is made to the  information  provided in answer to Item
               (16) above. (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6)  Whether  depositor,   principal   underwriter,   trustee  or
                    custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                    Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  The grounds for elimination and substitution.

                    Portfolio Securities may be sold in response to redemption requests and for other reasons determined by the Trustee or Depositor.

               (2) The type of securities which may be substituted for any underlying security.

                    Not applicable. The Administrative Agent generally expects that there will be no circumstances where a security will be substituted for a Portfolio Security.

               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

                    Not applicable.

               (4) Whether such substituted securities may be the securities of another investment company.

                    Not applicable.

               (5)  The  substance  of  the   provisions  of  any  indenture  or
                    agreement, which authorize or restrict the policy of the registrant in this regard.

                    Not applicable.

          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               Not applicable.

REGULATED INVESTMENT COMPANY

     53.  (a)  State the taxable status of the trust.

               The Trust will be taxed as a partnership.

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               The Trust was not in existence during the last taxable year; however, the Trust has not elected to qualify as a RIC as defined in Section 851 of the Internal Revenue Code of 1954.

VIII. FINANCIAL AND STATISTICAL INFORMATION

     54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

          Not applicable.

          (Items 55, 56, 57 and 58 are inapplicable since they relate only to periodic payment plan certificates.)

                              FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF THE TRUST

     (a)  FINANCIAL STATEMENTS REQUIRED

          The following financial statements will be filed for the trust:

          (1) A statement of condition as of the close of the last fiscal year, and

          (2) Statements of income and other distributable funds for the three fiscal years preceding the date of the statement of condition filed.

               Not applicable.

FINANCIAL STATEMENTS OF THE DEPOSITOR

     There will be filed for each such person:

     (1)  balance sheet as of the end of its last fiscal year.

     (2) A profit and loss statement and a statement of surplus for the fiscal year ending as of the date of the balance sheet filed.

          Not applicable.

                                 SIGNATURE PAGE

     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Administrative Agent of the Registrant has caused this Registration Statement Adams Street Partners, LLC, to be duly signed on behalf of the Registrant in the City of Chicago, State of Illinois, on this 5th day of August, 2002.

[SEAL]                                ADAMS STREET TRUST
                                      (Name of Registrant)


                                      By:/s/ Michael J. Jacobs
                                         ---------------------------------------
                                         Name: Michael J. Jacobs
                                         Title:Partner


ATTEST:



/s/ Valencia Redding
--------------------------------------------
Name: Valencia Redding
Title: Associate

                               ADAMS STREET TRUST

                                  EXHIBIT INDEX

A.   (1)  Trust Agreement for Adams Street Trust.

     (2)  Not applicable.

     (3)  Not applicable.

     (4)  Not applicable.

     (5)  Not applicable.

     (6)  Not applicable.

     (7)  Not applicable

     (8)  Not applicable.

     (9)  Not applicable.

(B)  Not applicable.